GOLD RESOURCE CORPORATION
222 Milwaukee Street, Suite 301
Denver, Colorado 80206

January 16, 2007

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Gold Resource Corporation
Registration Statement on Form S-8 (File No. 333-139985)
Filed January 16, 2007
Request For Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Gold Resource Corporation (“Gold Resource”) hereby requests the consent of the Securities and Exchange Commission (the “Commission”) to withdraw its Registration Statement filed under form type S-8 (File No. 333-139985), together with all exhibits thereto (collectively, the “Registration Statement”).

The Registration Statement covers the resale, from time to time, of common stock of Gold Resource. The withdrawal is requested as a result of a filing error in the form type. The Registration Statement is on Form SB-2 and was erroneously filed under Form S-8. Mr. Jacob Fein-Helfman has suggested that in order to remedy this error, Gold Resource should withdraw the Registration Statement and promptly re-file it under the correct form type.

Gold Resource hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement as soon as possible. Gold Resource also requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to Gold Resource’s account for future use.

Please fax a copy of the order to Gold Resource’s office to the attention of the undersigned at (303) 320-7835.

If you have any questions or comments relating to this request for withdrawal, please contact David J. Babiarz, Esq. or Jessica M. Browne, Esq. at (303) 861-8013.

Very truly yours,

/s/ William W. Reid
William W. Reid
President and Chief Executive Officer

cc: David J. Babiarz, Esq.